

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 19, 2006

Mr. Mark E. Rolfe
Group Finance Director
Gallaher Group Plc
Members Hill, Brooklands Road, Weybridge
Surrey KT13 0QU, England

> **Re: Gallaher Group Plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 21, 2006**
> **Response letter dated October 6, 2006**
> **File No. 001-14602**

Dear Mr. Rolfe:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 99

1.   In your response to prior comment 2, you explain that you believe concluding on the design of your disclosure controls and procedures is equivalent to concluding on their effectiveness. We are unable to concur and continue to believe you will need to amend your document to disclose whether or not your disclosure controls and procedures are effective, based on the evaluation carried out by your certifying officers.

General

2.   As it will be necessary for you to amend your document to revise your disclosures regarding the effectiveness of your disclosure controls and procedures, please also revise your 2005 Form 20-F to include the additional disclosures you agreed to provide in future filings related to: (i) impairment of assets accounting policy, (ii) reconciliation of segment assets and liabilities to total assets and liabilities, and (iii) the merger reserve that was created in 2001, as a result of your acquisition of Austria Tabak.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Donald Delaney at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief